UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Pinstripes Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

06690B107
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Banyan Acquisition Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,248,969
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,248,969

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,248,969(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 26.47%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) The reported amount consists of (i) 2,596,762 shares of Class A Common Stock, par value $0.0001 per share (“Class A Shares”), (ii) 896,104 Class A Shares acquirable in respect of 896,104 shares of Series B-1 common stock, par value $0.0001 per share (“Series B-1 Shares”), (iii) 896,103 Class A Shares acquirable in respect of 896,103 shares of Series B-2 common stock, par value $0.0001 per share (“Series B-2 Shares” and, together with the Series B-1 Shares, “Class B Shares”), and (iv) 10,860,000 Class A Shares acquirable in respect of 10,860,000 warrants exercisable at $11.50 per share (“Private Placement Warrants”).

(2) Calculated based on 39,918,036 Class A Shares outstanding as of December 29, 2023, as reported in the Issuer’s registration statement on Form S-1 filed with the Securities & Exchange Commission (the “SEC’) on January 23, 2024, as increased by (i) 6,830,000 Class A Shares issuable in respect of all Series B-1 Shares and Series B-2 Shares outstanding as of December 29, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 5, 2024, and (ii) 10,860,000 shares acquirable in respect of the Private Placement Warrants.

Item 1(a).	Name of Issuer

Pinstripes Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1150 Willow Road

Northbrook, IL 60062

Item 2(a).	Names of Persons Filing

This statement is filed by Banyan Acquisition Sponsor LLC, referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office, or if none, Residence

400 Skokie Blvd, Suite 820

Northbrook, IL 60062

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Class A common stock, par value $0.0001 per share

Item 2(e).	CUSIP Number

06690B107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable

Item 4.	Ownership

(a)           Amount beneficially owned:

See response to Item 9 on the cover page.

(b)             Percent of Class:

See response to Item 11 on the cover page.

(c)             Number of shares as to which the Reporting Person has:

(i)             Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)            Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)           Sole power to dispose or to direct the disposition of:

 See response to Item 7 on the cover page.

(iv)            Shared power to dispose or to direct the disposition of:

 See response to Item 8 on the cover page.

The Reporting Person directly holds (i) 2,596,762 Class A Shares, (ii) 1,792,207 Class B Shares which vest and automatically convert into an equal number of Class A Shares upon achievement of specified stock price conditions, and (iii) 10,860,000 Private Placement Warrants to acquire an equal number of Class A Shares.

Keith Jaffee, Otis Carter and George Courtot are the managers of the Reporting Person, which acts by majority vote of such managers. As such, no individual manager of the Reporting Person exercises voting or dispositive control over, or will be deemed to have beneficial ownership of, any of the securities held by the Reporting Person.

The filing of this statement on schedule 13G shall not be construed as an admission that the Reporting Person or any of the foregoing are the beneficial owners of any of the securities reported herein.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

Banyan Acquisition Sponsor LLC

By:	/s/ Keith Jaffee
Name:	Keith Jaffee
Title:	Manager